SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, DC 20549

                                     SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    (Amendment No.___)

                                    SKINTEK LABS, INC.
                                     (Name of Issuer)

                      Common Stock, par value $.001 per share

                            (Title of Class of Securities)

                                    830702 10 6

                                  (CUSIP Number)

                 Jane M. Harm, Esq., Lohf Shaiman PC, 900 Cherry Towers,
                    950 S. Cherry St., Denver CO 80246, 303.753.9000

                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                   September 13, 2000
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                  (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box
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    Note.  Schedules  filed in paper  format  shall  include a signed  original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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   The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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   The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No.:                 830702 10 6

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Richard S. Granville, III
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2.       Check the Appropriate Box if a Member of a Group.
a.                                                                |_|
b.                                                                |X|
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3.       SEC Use Only


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4.       Source of Funds

         00
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5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
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6.       Citizenship or Place of Organization

         USA
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                        7.       Sole Voting Power

                                  1,667,647
                                 -----------------------------------------------
Number of               8.       Shared Voting Power
   Shares
Beneficially                       0
Owned by                         -----------------------------------------------
   Each                 9.       Sole Dispositive Power
Reporting
  Person                          1,667,647
   With                           ----------------------------------------------
                        10.      Shared Dispositive Power

                                            0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person


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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

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13.      Percent of Class Represented by Amount in Row (11)

         17.70

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14.      Type of Reporting Person*

         IN

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                          *See Instructions Before Filling Out!

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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              Schedule 13D


Item 1. Security and Issuer

    This statement relates to the shares of common stock, par value $.001 per share, of Skintek Labs, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 959 Shotgun Road, Sunrise, FL 33326.

Item 2. Identity and Background

        (a)   Name

              Richard S. Granville, III (the "Reporting Person")

        (b)   Address

              1250 Webb Circle
              Corona, CA 91719

        (c)   Present Principal Occupation or Employment

              Chief Finanial Officer of Ultimate Warlock, Inc. with principal executive offices located at 1250 Webb Circle,Corona, CA 91719.

        (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship or Place of Organization

               U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration

        The responses to Item 4 are incorporated herein by this reference.

        The Reporting Person acquired the shares of the common stock, par value .001 per share, of the Issuer (the "Issuer Common Stock") referred to on the cover page of this statement pursuant to the terms of an Agreement by and between the Issuer, Ultimate Warlock, Inc. ("Warlock") and certain shareholders of Warlock (the "Warlock Shareholders"), dated August 15, 2000, as amended (the "Agreement"). In accordance with the terms of the Agreement, Warlock Shareholders received 2.9408 shares of Issuer Common Stock in exchange for each share of common stock of Warlock ("Warlock Common Stock") held by them Pursuant to the Agreement, the Reporting Person exchanged 530,000 shares of Warlock Common Stock for 1,558,647 shares of Issuer Common Stock. The closing price of the Issuer Common Stock on the National Association of Securities Dealers, Inc's OTC Bulletin Board on September 13, 2000, the effective date of the exchange, was 2.8125 per share.

         This response is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

Item 4. Purpose of the Transaction

        The closing of the Agreement occurred on September 13, 2000. Pursuant to the Agreement, the Issuer purchased 91% of the Warlock Common Stock from the Warlock Shareholders, in exchange for 3,400,000 shares of Issuer Common Stock. The amount of stock exchanged represents approximately 36% of the total issued and outstanding shares of Issuer Common Stock. Warlock is a private company engaged in the manufacture and sale of powerboats. The shares of Issuer Common Stock acquired by the Warlock Shareholders were not registered under the Securities Act of 1933, as amended ("Act") and thus are "restricted shares" as defined in the Act.

        Pursuant to the Agreement, at closing, the existing board of directors and officers of the Issuer resigned. They were replaced by officers and directors designated by Warlock and the Warlock Shareholders.

        The Reporting Person presently intends to review the operations of the Issuer and will evaluate whether to sell off some of the Issuer's assets and/or to amend the certificate of incorporation of the Issuer to change its name, subject to all necessary approvals from the board of directors and/or shareholders.

        Except as set forth above, the Reporting Person presently has no plans or proposals that relate to or would otherwise result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change thenumber or term of directors or fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     Any action similar to those enumerated above.

        This response is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

        The responses to Item 4 are incorporated herein by this reference.

(a) The Reporting Person beneficially owns 1,667,647 shares of the Issuer Common Stock, or 17.70% of the total number of outstanding shares of the Issuer Common Stock on September 13, 2000.

(b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover page of the statement, and such information is incorporated herein by this reference.

(c) In addition to the transactions disclosed in this statement, the Reporting Person has effected through a broker dealer the following transactions in shares of the Issuer Common Stock during the preceding 60 days:

        Date                     Number of Shares              Price per Share

       07.13.00                     2,500                            $1.8125
       07.17.00                     7,000                       1.875-1.9943
       07.18.00                     2,500                             1.9375
       07.19.00                     2,500                             1.9688
       07.20.00                     2,000                             1.9688
       07.22.00                     4,000                      1.9063-1.9375
       07.25.00                    15,000                          2.11-2.18
       08.01.00                     2,000                               2.38
       08.02.00                    20,000                          2.37-2.62
       08.11.00                    15,000                          2.69-2.73
       08.18.00                     5,000                               2.83
       08.22.00                    26,000                          2.68-2.875


(d) The Reporting Person has the sole right to receive the dividends from, or the proceeds from the sale of shares reported on the cover page of this statement.

(e)      Not applicable.


Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer

        The responses to Item 4 are incorporated herein by this reference.

Item 7. Material to be filed as Exhibits

1. Agreement by and between Skintek Labs, Inc. and Ultimate Warlock, Inc. and certain of its shareholders, dated as of August 15, 2000, and amendment thereto.


      Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 22, 2000          /s/ Richard S. Granville, III_______
                                        Richard S. Granville, III

 (c)             Exhibits.

       The following exhibits are filed herewith:

       Exhibit No.            Description

          2.1 Agreement among Registrant, Ultimate Warlock, Inc., and certain shareholders of Ultimate Warlock, Inc. and amendment thereto.




                                                     AGREEMENT

         AGREEMENT, made this 15th day of August, 2000, by and among SKINTEK LABS, INC., a Delaware corporation, ("Buyer"), the persons executing this agreement (referred to collectively as "Shareholders" and individually as "Shareholder") who own at least 90% of the outstanding shares of ULTIMATE WARLOCK, INC., a California corporation (the "Company")and the Company.

         WHEREAS, Buyer desires to acquire all of the issued and outstanding shares of common stock of the Company in exchange for up to 3,500,000 unissued shares of the common stock of Buyer (the "Buyer Common Stock"); and

        WHEREAS, Shareholders executing this Agreement desire to exchange their shares of Company common stock for the Buyer Common Stock.

         NOW, THEREFORE, in consideration of the mutual promises, covenants, and representations contained herein, the parties hereto agree as follows:

                                                     ARTICLE 1

                                              EXCHANGE OF SECURITIES

         1.1 Issuance of Shares. Subject to all of the terms and conditions of this Agreement, Buyer agrees to exchange the Buyer Common Stock in exchange for at least 90% of the outstanding Company common stock (the "Company Common Stock") with the Shareholders as set forth in Exhibit l.l hereto.

         1.2 Exemption from Registration. The parties hereto intend that the Common Stock to be issued by the Company to the Shareholders shall be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), and pursuant to applicable state statutes.

         1.3 Tax Free Exchange. The parties hereto intend that the exchange herein be tax-free pursuant to Section 368 of the Internal Revenue Code of 1986. No revenue ruling or opinion of counsel is being sought in this regard and such tax treatment is not a condition to closing herein.

                                            ARTICLE 2

                               REPRESENTATIONS AND WARRANTIES OF
                                THE SHAREHOLDERS AND THE COMPANY

    The Shareholders and the Company hereby represent and warrant to Buyer that:

         2.1 Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of California, has all necessary corporate powers to own its

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properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states and other jurisdictions where its business requires qualification.

         2.2 Capital. The authorized capital stock of Company consists of 25,000,000 shares of Common Stock of which 1,190,067 shares are currently issued and outstanding. The shares currently outstanding are owned by the Shareholders of Company as set forth in Exhibit 1.1 hereto. All of the issued and outstanding shares of Company are duly and validly issued, fully paid, and nonassessible. There are no outstanding subscriptions, options, rights, warrants, debentures, instruments, convertible securities, or other agreements or commitments obligating Company to issue transfer from treasury any additional shares of its capital stock of any class or repurchase any such shares.

         2.3 Subsidiaries. Company does not have any subsidiaries or own any interest in any other enterprise (whether or not such enterprise is a corporation).

         2.4 Directors and Officers. Exhibit 2.4 to this Agreement, the text of which is hereby incorporated herein by reference, contains the names and titles of all directors and officers of Company as of the date of this Agreement.

         2.5 Financial Statements. Marked as Exhibit 2.5 hereto and delivered to Buyer is a copy of the balance sheets of Company as at December 31, 1999 and 1998, together with the notes thereto and income statement of Company for the fiscal years then ended, and the report of Hoffski & Pisano pertaining thereto. These financial statements have been prepared from the books and records of Company, present fairly the financial position of Seller as at December 31, 1999 and the results of operation of Company for the fiscal year then ended, and have been prepared in accordance with generally accepted accounting principles consistently applied with those used in preparing financial statements of Company during prior fiscal periods.

         2.6 Absence of Changes. Since the date of the most recent financial statements included in Exhibit 2.5, there has not been any change in the financial condition or operations of Company, except for changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

         2.7 Absence of Undisclosed Liabilities. As of the date of its most recent balance sheet included in Exhibit 2.5, Company did not have any material debt, liability, or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in such balance sheet or incurred in the ordinary course of business following the date of the last balance sheet included in Exhibit 2.5.

         2.8 Tax Returns. Within the times and in the manner prescribed by law, Company hasfiled all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable in accordance with such returns. The provisions for taxes, if any,

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reflected in the balance sheet included in Exhibit 2.5 are adequate for any and all federal, state, county and local taxes for the periods ending on the date of the balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by Company.

         2.9 Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, Buyer and/or its attorneys shall have the opportunity to meet with accountants and attorneys to discuss the financial condition of Company. Company shall make available to Buyer and/or its attorneys all books and records of Company.
If the transaction contemplated hereby is not completed, all documents received by Buyer and/or its attorneys shall be returned to Company and all information so received shall be treated as confidential.

         2.10 Compliance with Laws. Company has substantially complied with, and is not in violation of, all applicable federal, state or local statutes, laws and regulations, including, without limitation, any applicable building, zoning, environmental, employment or other law, ordinance or regulation affecting its properties, products or the operation of its business except where such non-compliance would not have a materially adverse effect on the business or financial condition of the Company. Company has all licenses and permits required to conduct its business as now being conducted which is the design, manufacture and sale of powerboats except where such non-compliance would not have a materially adverse effect on the business or financial condition of the Company.

         2.11 Litigation. Company is not a party to any suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of Company, threatened against or affecting Company or its business, assets or financial condition, except for matters which would not have a material affect on Company or its properties. Company is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it.Company is not engaged in any lawsuits to recover any material amount of monies due to it.

         2.12   Ownership of Shares.   The delivery of the Company Common Stock
as contemplated herein will result in Buyer's immediate acquisition of record and beneficial ownership of at least 90% of the Company's capital stock, free and clear of all liens and encumbrances. Such shares were duly and validly issued, fully paid and non-assessable.

         2.13 Ability to Carry Out Obligations. The execution and delivery of this Agreement by the Shareholders and the Company and the performance by the Shareholders of the obligations hereunder in the time and manner contemplated will not cause, constitute or conflict with or result in (a) any material breach or violation of any of the provisions of or constitute a material default under any license, indenture, mortgage, charter, instrument, articles of incorporation, by-laws, or other agreement or instrument to which Company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event

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that would permit any party to any material agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of Company, or (c) an event that would result in the creation or imposition of any material lien, charge, or encumbrance on any asset of Company.

         2.13 Insurance. Company has in force and effect or is covered under policies of insurance covering such risks, including products liability, and in amounts adequate for the size and scope of the business conducted by the Company.

         2.14 Assets. Company has good and marketable title to all of the properties and assets reflected on its latest balance sheet included in Exhibit
2.5 (except for property and assets disposed of in the ordinary course of business after the date thereof), free and clear of all liens and encumbrances, except as noted therein, and except for liens of taxes not delinquent.

         2.15 Indemnification. Shareholders (severally in proportion to their shares in the Company as set forth in Exhibit 1.1) and the Company agree to defend and hold Buyer harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of, or failure by Shareholders to perform any of its respective representations, warranties, covenants and agreements in this Agreement or in any exhibit or other instrument furnished or to be furnished by Shareholders under this Agreement.

                                       ARTICLE 3

                           REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to the Company and the Shareholders that:

         3.1 Organization. Buyer and Subsidiary are corporations duly organized, validly existing, and in good standing under the laws of Delaware (Company) and Florida (Subsidiary), have all necessary corporate powers to own properties and to carry on business.

         3.2 Capital. The authorized capital stock of Buyer consists of 25,000,000 shares of $.001 par value Common Stock of which 5,921,271 shares of Common Stock are currently issued and outstanding and no shares of Preferred Stock. All of the issued and outstanding shares are duly and validly issued, fully paid and nonassessible. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Buyer or Subsidiary to issue or to transfer from treasury any additional shares of its capital stock of any class or repurchase any such shares.


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         3.3  Subsidiaries.  Buyer does not have any subsidiaries or own any interest in any other enterprise except Performance Brands, Inc., a Florida corporation (the 'Subsidiary'), of which it owns 100% of the outstanding capital stock.

         3.4 Directors and Officers. Exhibit 3.4, annexed hereto and hereby incorporated herein by reference, contains the names and titles of all directors and officers of Buyer and the Subsidiary as of the date of this Agreement.

         3.5 Financial Statements. Marked as Exhibit 3.5A hereto and delivered to Shareholders is a copy of the consolidated balance sheet of Buyer as at December 31, 1999, together with the notes thereto and consolidated statement of operations of Buyer for the fiscal year then ended, and the report of Grassano Accounting, P.A. pertaining thereto. These financial statements have been prepared from the books and records of Buyer for the fiscal year then ended, and have been prepared in accordance with generally accepted accounting principles consistently applied with those used in preparing financial statements of Buyer during prior fiscal periods. Marked as Exhibit 3.5B hereto and delivered to Buyer is the consolidated balance sheet of Seller as at March 31, 2000
(the "Balance Sheet") and statement of operations for the fiscal quarter then ended. Such financial statements have been prepared from the books and records of Buyer and present fairly the financial position of Buyer as at March 31, 2000 and the results of operations for the fiscal quarter then ended. Buyer's balance sheet as at June 30, 2000 shall be the "Balance Sheet" when filed by Buyer with its Form 10-QSB for the quarter ended June 30, 2000.

         3.6 Absence of Changes. Since the date of the Balance Sheet there has not been any change in the financial condition or operations of Buyer or the Subsidiary, except for changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

         3.7 Absence of Undisclosed Liabilities. As of the date of the Balance Sheet Buyer and Subsidiary did not have any material debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected in the Balance Sheet or incurred in the ordinary course of business following the date of the Balance Sheet.

         3.8 Tax Returns. Within the times and the manner prescribed by law, Buyer and Subsidiary has filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable. There are no present disputes as to taxes of any nature payable by Buyer or Subsidiary. Adequate provision has been made on the Balance Sheet for all taxes of Buyer and Subsidiary as of the date thereof.

         3.9 Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, Shareholders shall have the opportunity to meet with Buyer's accountants to discuss the financial condition of Buyer and Subsidiary. Buyer shall make available to Shareholders all books and records of Buyer and Subsidiary.


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         3.10  Compliance with Laws.  Buyer and Subsidiary have complied with, and are not in violation of, all applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable building, zoning, environmental or other law, ordinance, or regulation) affecting its properties or the operation of its business, except where non-compliance would not have a materially adverse effect on the business or operations of Buyer or Subsidiary.

         3.11 Litigation. Except as disclosed in Exhibit 3.11 or other exhibits herein, Subsidiary and Buyer are not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation pending or, to the best knowledge of Buyer, threatened against or affecting Buyer or Subsidiary or its business, assets, or financial condition. Buyer and Subsidiary are not in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department agency, or instrumentality.

         3.12 Authority. The Board of Directors of Buyer has authorized the execution of this Agreement and the transactions contemplated herein, and Buyer has full power and authority to execute, deliver and perform this Agreement and this Agreement is the legal, valid and binding obligation of Buyer, is enforceable in accordance with its terms and conditions, except as may be limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally. The approval of Buyer's shareholders is not necessary for this transaction.


         3.13 Ability to Carry Out Obligations. The execution and delivery of this Agreement by Buyer and the performance by Buyer do not or will not conflict with or result in (a) any material breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, certificate of incorporation, bylaw, or other agreement or instrument to which Buyer or Subsidiary is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would permit any party to any material agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of Buyer or Subsidiary, or (c) an event that would result in the creation or imposition of any material lien, charge, or encumbrance on any asset of Buyer or Subsidiary.

         3.14 Validity of Buyer Shares. The shares of Buyer Common Stock to be delivered pursuant to this Agreement, when issued in accordance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessible and none will have been issued in violation of any pre-emptive or similar rights.

         3.15 SEC Reporting. Buyer has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the "SEC") since January 1, 2000 (collectively, the "SEC Reports"). Each SEC Report filed with the SEC complied in all material respects with the then applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and the Act, and the rules and regulations of the SEC promulgated thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the

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circumstances under which they were made, not misleading.  The Subsidiary is not required to file any statements or reports with the SEC.

         3.16 Insurance. Buyer and Subsidiary has in force and effect or is covered under policies of insurance covering such risks, including products liability, and in amounts adequate for the size and scope of the business conducted by Buyer and Subsidiary.

         3.17. Assets. Buyer has good and marketable title to all of the properties and assets reflected on the Balance Sheet (except for property and assets disposed of in the ordinary course of business after the date thereof), free and clear of all liens and encumbrances, except as noted therein, and except for liens of taxes not delinquent.

         3.18 Employee List. Annexed as Exhibit 3.18 is a list of employees of Buyer and Subsidiary along with position and current salary.

         3.19 Indemnification. Buyer agrees to indemnify, defend and hold Shareholders harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations,liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that they shall incur or suffer, which arise out of, result from or relate to any breach of, or failure by Buyer to perform any of its representations, warranties, covenants or agreements in this Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by Buyer under this Agreement.

                                    ARTICLE 4

               ADDITIONAL REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

         4.1 Share Ownership. The Shareholders hold shares of Company Common Stock as set forth in Exhibit 1.1 hereto. Such shares are owned of record and beneficially by each holder thereof, and such shares are not subject to any lien, encumbrance or pledge. Each Shareholder holds authority to exchange such shares pursuant to this Agreement.

         4.2 Investment Intent. Each Shareholder understands and acknowledges that the shares of Buyer Common Stock (the "Buyer Shares") are being offered for exchange in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for nonpublic offerings; and each Shareholder makes the following representations and warranties with the intent that the same may be relied upon in determining the suitability of each Shareholder as a purchaser of securities.

                  (a) The Buyer Shares are being acquired solely for the account of each Shareholder, for investment purposes only, and not with a view to, or for sale in connection with, any distribution thereof and with no present intention of distributing or reselling any part of the Buyer Shares.


                                                         7
===============================================================================

                  (b) Each Shareholder agrees not to dispose of his Buyer Shares or any portion thereof unless and until counsel for Buyer shall have determined that the intended disposition is permissible and does not violate the Securities Act or any applicable state securities laws, or the rules and regulations thereunder.

                  (c) Each Shareholder acknowledges that Buyer has made all documentation pertaining to all aspects of the Buyer and the transaction herein available to him and to his qualified representatives, if any, and has offered such person or persons an opportunity to discuss the Buyer and the transaction herein with the officers of Buyer.

         4.3 Indemnification. Each Shareholder recognizes that the offer of the Buyer shares to him is based upon his representations and warranties set forth and contained herein and hereby agrees to indemnify and hold harmless Buyer against all liability, costs or expenses (including reasonable attorney's fees) arising as a result of any misrepresentations made herein by such Shareholder.

         4.4 Legend. Each Shareholder agrees that the certificates evidencing the Buyer Shares acquired pursuant to this Agreement will have a legend placed thereon referring to the restrictions on sale herein.

         4.5 Accredited Investor. Each Shareholder represents that he, she or it is an Accredited Investor as defined in Rule 501(a) of Regulation D under the Act.

                                           ARTICLE 5

                                     PRE-CLOSING COVENANTS

         5.1 Investigative Rights. From the date of this Agreement each party shall provide to the other party, and such other party's counsels, accountants, auditors, and other authorized representatives, full access during normal business hours to all of the Company's and the Buyer's and Subsidiary's properties, books, contracts, commitments, and records for the purpose of examining the same. Each party shall furnish the other party with all information concerning the Company's and the Buyer's affairs as the other party may reasonably request.

         5.2 Conduct of Business. Prior to the Closing, Buyer, Subsidiary and Company shall each conduct its business in the normal course, and shall not sell , pledge, or assign any assets, without the prior written approval of the other party, except in the regular course of business. Neither Buyer or Company shall amend its Articles of Incorporation or Bylaws, declare dividends, redeem or sell stock or other securities, incur additional or newly-funded liabilities, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount, or enter into any other transaction other than in the regular course of business.


                                                         8
===============================================================================

         5.3 Compliance with Section 14(f). Buyer shall comply on a timely basis with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Shareholders shall cooperate in effecting such compliance and shall supply the Buyer with all information concerning the Company and its designees on the Board of Directors of the Buyer required to be presented in accordance with such rule. Shareholders represent and warrant that such information which they supply to the Buyer shall be true and correct, will not contain any untrue statement of a material fact or to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Shareholders and their counsel shall review and approve the information to be filed with the SEC and transmitted to the Buyer's shareholders prior to such filing and transmittal.

                                     ARTICLE 6

                             POST-CLOSING COVENANTS

         6.1 Change of Shares. The Buyer will not decrease its outstanding common stock by reverse stock split, combination, reclassification or other similar event for 180 days following the Closing herein. Sales to affiliated investors will be on the same terms as non-affiliated investors.

         6.2   For the one year following the Closing herein:

                  (a) Continued trading of Shares. Shareholders shall cause the Buyer to take commercially reasonable actions necessary to continue trading of its common stock on the NASD OTC Bulletin Board, NASDAQ Stock Market or a national stock exchange.

                  (b) Reporting under the Securities Act of 1934. Buyer shall file on time (which means within all permitted extensions) all reports required to be filed under the Securities Exchange Act of1934 (the "Act") and take no action to terminate the registration of its common stock pursuant to Section 12 of the Act.

                  (c) Prompt registration of Transfer. Buyer shall register transfer of the common stock of Buyer as required by the Uniform Commercial Code within three (3) business days after receipt of proper documentation for such transfer request. Restricted securities shall be transferred without restrictive legend if supported by an opinion of counsel to the shareholder to which Buyer's counsel has no reasonable objection.

         6.3 Benefit for all Buyer Shareholders. The foregoing provisions of this Article 6 are expressly set forth for the benefit of all shareholders of Buyer and may not be amended or waived. Any shareholder damaged by a violation of these provisions shall have the right to seek an injunction and/or damages for such violation.




                                                         9
===============================================================================

                               ARTICLE 7

                  CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE

         7.1 Conditions. Buyer's obligations hereunder shall be subject to the satisfaction, at or before the Closing, of all the conditions set forth in this
Article 7. Buyer may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Buyer of any other condition of or any of Buyer's other rights or remedies, at law or in equity, if Shareholders shall be in default of any of their representations, warranties, or covenants under this Agreement.

         7.2 Accuracy of Representations. Except as otherwise permitted by this Agreement, all representations and warranties by Shareholders in this Agreement or in any written statement that shall be delivered to Buyer by Shareholders under this Agreement shall be true and accurate on and as of the Closing Date as though made at that time.

         7.3 Performance. Shareholders shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, on or before the Closing Date.

         7.4 Absence of Litigation. No action, suit, or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Company on or before the Closing Date.

         7.5 Acceptance by Company Shareholders. The holders of an aggregate of not less than 90% of the issued and outstanding shares of common stock of Company shall have agreed to exchange their shares for shares of Buyer Common Stock.

         7.6 Certificate. Shareholders shall have delivered to Buyer a certificate, dated the Closing Date, certifying that each of the conditions specified in Sections 7.2 through 7.5 hereof have been fulfilled.

                                    ARTICLE 8

                         CONDITIONS PRECEDENT TO SHAREHOLDERS' PERFORMANCE

         8.1 Conditions. Shareholders' obligations hereunder shall be subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Article 8. Shareholders may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Shareholders of any other condition of or any of Shareholders' rights or remedies, at law or in equity, if Buyer shall be in default of any of its representations, warranties, or covenants under this Agreement.

                                                        10
===============================================================================

         8.2 Accuracy of Representations. Except as otherwise permitted by this Agreement, all representations and warranties by Buyer in this Agreement or in any written statement that shall be delivered to Shareholders by Buyer under this Agreement shall be true and accurate on and as of the Closing Date as though made at that time.

         8.3 Performance. Buyer shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, on or before the Closing Date.

         8.4 Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Buyer on or before the Closing Date.

         8.5 Changes in Management. The persons set forth on Exhibit 8.5 shall have been appointed as directors and officers of Buyer effective as of the Closing and the other directors of Buyer shall have resigned as of the closing.

         8.6 Kaufman Agreement. The agreement annexed hereto as Exhibit 8.6 shall have been executed and delivered on or prior to the Closing.

         8.7 Officers' Certificate. Buyer shall have delivered to Shareholders a certificate, dated the Closing Date and signed by the President of Buyer certifying that each of the conditions specified in Sections 8.2 through 8.5 have been fulfilled.

                                          ARTICLE 9

                                           CLOSING

         9.1 Closing. The Closing of this transaction shall be held at the offices of Buyer, or such other place as shall be mutually agreed upon, on such date as shall be mutually agreed upon by the parties. In event the Closing herein has not been completed by September 15, 2000 any party hereto may terminate this agreement and in such event this agreement shall be null and void.
At the Closing:

                  (a) Each Shareholder shall present the certificates representing his shares of Company being exchanged to Buyer, and such certificates will be duly endorsed.

                  (b) Each Shareholder shall receive a certificate or certificates representing the number of shares of Buyer Common Stock for which the shares of Company common stock shall have been exchanged.


                                                        11
===============================================================================
                  (c) Buyer shall deliver an officer's certificate, as described in Section 8.7 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth in this Agreement on behalf of Buyer are true and correct as of, or have been fully performed and complied with by, the Closing Date.

                  (d) Buyer shall deliver a signed consent and/or Minutes of the Directors of Buyer approving this Agreement and each matter to be approved by the Directors of Buyer under this Agreement.

                  (e)  Shareholders shall deliver a certificate, as described in
Section 7.6 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth in this Agreement on behalf of Shareholders are true and correct as of, or have been fully performed and complied with by, the Closing Date.

                                       ARTICLE 10

                                    MISCELLANEOUS

         10.1 Captions. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

         10.2 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally, but it can be changed by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. After the Closing, this Agreement may be amended only with the approval of 2/3 of the shareholders of Buyer's common stock in attendance at a meeting of the shareholders (in person or by proxy) specifically called to approve such amendment provided that the shares voted at the meeting were issued without violation of this Agreement.

         10.3 Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions,covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.


                                                        12
==============================================================================

         10.4 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

         10.5 Non-competition Agreement. Each of the Shareholders hereby jointly and severally agree that for a period of three (3) years following the Closing herein, that they will not, directly or indirectly:

                  (a) Own, operate, manage or be involved in any manner with any business that competes in any way, either directly or indirectly, with the Company;

                  (b) Solicit or contact any customers or former customers of the Company in connection with a business in competition with the Company;

                  (c) Reveal, disclose or use for any purpose, any trade secret, or other confidential or proprietary information concerning the Company, or the identity or characteristics of any customer, former customer or customer list; or

                  (d) Solicit the services in any manner, or employ any employees of the Company for competing employment or otherwise.

         10.6 Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties hereto, supersedes all prior agreements and understandings, and constitutes a complete and exclusive statement of the agreements, responsibilities, representations and warranties of the parties.

         10.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.8 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given or delivered by a national courier service, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

                  To Buyer:                 Skintek Labs, Inc.



                  To Company:                        Ultimate Warlock, Inc.
                                            1250 Webb Circle
                                            Corona, CA 91719
                                            Attention: Carter Read, President

                                                        13
===============================================================================

                  With copy to:                      Jane M. Harm, Esq.
                                            Lohf, Shaiman & Jacobs, P.C.
                                            900 Cherry Towers
                                            950 S. Cherry Street
                                            Denver, CO 80246

                  To Shareholders:           At the addresses set forth in
                                             Exhibit 1.1 herein

         10.9 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

         10.10 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

         10.11 Announcements. Buyer and Shareholders will consult and cooperate with each other as to the timing and content of any announcements of the transactions contemplated hereby to the general public or to employees, customers or suppliers.

         10.12 Expenses. Each party will pay its own legal, accounting and any other out-of- pocket expenses reasonably incurred in connection with this transaction, whether or not the transaction contemplated hereby is consummated.

         10.13 Survival of Representations and Warranties. The representations and warranties of the parties set forth in this Agreement or in any instrument, certificate, opinion, or other writing providing for in it, shall survive the Closing irrespective of any investigation made by or on behalf of any party for a period of one year.

         10.14 Exhibits. As of the execution hereof, the parties hereto have provided each other with the Exhibits provided for hereinabove, including any items referenced therein or required to be attached thereto. Any material changes to the Exhibits shall be immediately disclosed to the other party.

         10.15 Arbitration of Disputes Any dispute or controversy arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with, or simultaneously with this Agreement, or any breach of this Agreement or any such document or instrument shall be settled by arbitration to be held in Los Angeles, California in accordance with the rules then in effect of the American Arbitration Association or any successor thereto. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitration shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction. Each party in such

                                                        14
===============================================================================

arbitration shall pay their respective costs and expenses of such arbitration and all the reasonable attorneys' fees and expenses of their respective counsel.

         10.16 Choice of Law. This Agreement and its application shall be governed by the laws of the State of California.

         AGREED TO AND ACCEPTED as of the date first above written.


THE COMPANY SHAREHOLDERS:                                   SKINTEK LABS, INC.

__________________________________
Richard Granville
                                                     By: _______________________
__________________                                                  President
Carter Read

Evansville, Ltd.
                                                      ULTIMATE WARLOCK, INC.
By: _________________________________
Title: _______________________________

____________________________________             By: _________________________
Karen Bircher                                  Title: ________________________

______________________________________
Sami Beller

_______________________________________
John Brainard

_______________________________________
Farhad Behzadi

_______________________________________
Stuart Sundlin





                                                        15
===============================================================================

                                                    EXHIBIT 1.1

                                   Company Shares             Buyer Shares
Shareholder                       Owned                          to be Received

Richard Granville                               590,000                1,735,098
Carter Read                                     200,000                  588,169
Evansville, Ltd.                                110,000                  323,488
Karen Bircher                                   102,380                  301,083
Sami Beller                                     100,000                  294,084
John Brainard                                    40,136                  118,034
Farjad Behzadi                                    35,714                 105,029
Stuart Sundlin                                    11,905                  35,011



                                SHAREHOLDERS' ADDRESSES AND TAXPAYER ID NUMBERS

Richard Granville                                 Sami Beller

________________________________            ____________________________________

________________________________            ____________________________________

Tax ID No. ______________________          Tax ID NO. _________________________

Carter Read                                          John Brainard

_________________________________           ____________________________________

_________________________________            ________________________________
Tax ID No. _______________________        Tax ID No. __________________________

Evansville, Ltd.                                     Farjad Behzadi

_________________________________           ____________________________________

_________________________________           ____________________________________

Tax ID No. _______________________       Tax I.D. No. _________________________

Karen Bircher                                        Stuart Sundlin

_________________________________            ___________________________________
_________________________________

 ___________________________________
Tax ID No. _______________________       Tax I.D. No. __________________________


C:\CLIENTS\Skintek\Agreements\ShareExch01-814.wpd





                                                        16
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AMENDMENT TO AGREEMENT
DATED AUGUST 15, 2000


         THIS AMENDMENT is made this 8th day of September, 2000, by and among Skintek Labs, Inc., a Delaware corporation ("Buyer"), and Ultimate Warlock, Inc. , a California corporation (the "Company"), and certain shareholders of the Company executing the Agreement (referred to collectively as "Shareholders" and individually as "Shareholder").

         A. The parties have entered into an Agreement, dated August 15, 2000 (the "Agreement"). Certain terms used herein and not defined herein shall have the meaning set forth in the Agreement.

         B.       The parties desire to amend the Agreement as provided below.

         NOW, THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties agree as follows:

         1.    Section 1.4 is added to the Agreement as follows:
                  1.4 Shareholders' Representative. The Shareholder hereby irrevocably designate and appoint Richard Granville as their agent and attorney in fact ("Shareholders' Representative") with full power and authority until the Closing to execute, deliver and receive on their behalf all notices, requests, certificates and other communications under the Agreement; to fix and alter on their behalf the date, time and place of the Closing; to waive, amend or modify any provisions of the Agreement and to take such other action on their behalf in connection with the Agreement, the Closing and the transactions contemplated thereby as the Shareholders' Representative deems appropriate; provided, however, that no such waiver, amendment or modification may be made if it would decrease the number of shares to be issued to the Shareholders as set forth in Exhibit 1.1 of the Agreement or increase the extent of their obligation to indemnify Buyer under Sections 2.15 and 4.3 of the Agreement.

           2. The first sentence of Section 2.2 is amended to read as follows:

                  The authorized capital stock of Company consists of 25,000,000 shares of Common Stock of which 1,190,135 shares are currently issued and outstanding.

         3. Section 2.5 of the Agreement is deleted in its entirety and replaced with the following:

                  2.5 Financial Statements. Marked as Exhibit 2.5 hereto, and delivered to Buyer, are copies of the balance sheets of Company as of September 30, 1999 and 1998, together with the notes thereto and income statement of Company for the years ended September 30, 1999 and 1998, and the report of Hoffski and Pisano pertaining thereto. These financial statements have been prepared from the books and records of the Company, present fairly the financial position of Company as of the dates thereof, and the results of operation of Company for the fiscal periods indicated therein, and have bee prepared in accordance with general accepted accounting principles

                                                        17
===============================================================================
         consistently applied with those used in preparing financial statements of Company during prior fiscal periods.

         4. Section 10.5(a) of the Agreement is deleted in its entirety and replaced with the following:

                  (a Own, operate, manage, or be involved in any manner with any business that competes in any way, either directly or indirectly, with the Company, in the counties of Riverside, San Bernadino, Orange, Los Angeles, and San Diego, California.

         5. Exhibit 1.1 is amended to reflect that the "Company Shares Owned" and "Buyer Shares to be Received" by the Shareholders is as follows:

                                                        EXHIBIT 1.1

                               Company                             Buyer Shares
         Shareholder         Shares Owned                        to be Received

         Richard Granville       530,000                             1,558,647
         Carter Read             200,000                                588,169
         Evansville, Ltd.        170,000                                499,943
         Karen Bircher           102,380                                301,083
         Sami Beller             100,000                                294,084
         John Brainard            40,136                               118,034
         Farhad Behzadi           35,714                               105,029
         Stuart Sundlin           11,905                                 35,011

                              1,190,135                              3.5 million

         6. Except as set forth above, the Agreement shall remain in full force and effect.



                                                        18
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         IN WITNESS WHEREOF, the parties have executed this Agreement on the date specified above.
 THE COMPANY SHAREHOLDERS:

                                                      SKINTEK LABS, INC.

________________________________
Richard Granville                                 By:___________________________

                                                      Stacey Kaufman, President
 ________________________________
Carter Read

Evansville, Ltd.
                                                       ULTIMATE WARLOCK, INC.
By:______________________________

Title:_____________________________               By:___________________________
                                                        Carter Read, President

      __________________________________
      Karen Bircher


                                                        19
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